Exhibit 2.1

EXECUTION VERSION

ACQUISITION AGREEMENT

among

SAVIENT PHARMACEUTICALS, INC. AND SAVIENT PHARMA HOLDINGS, INC.,

as Sellers,

and

CREALTA PHARMACEUTICALS LLC

as Purchaser

Dated as of December 10, 2013

ii

TABLE OF EXHIBITS

Exhibit A	Form of Bill of Sale
Exhibit B	Form of Assignment and Assumption Agreement
Exhibit C	Form of Intellectual Property Assignment Agreements
Exhibit D	Commitment Letter
Exhibit E	Escrow Agreement
Exhibit F	Form of Sale Order

iii

ACQUISITION AGREEMENT

THIS ACQUISITION AGREEMENT, dated as of December 10, 2013 (this “Agreement”), is made among Savient Pharmaceuticals, Inc., a Delaware corporation (the “Parent”), its wholly-owned subsidiary, Savient Pharma Holdings, Inc., a Delaware corporation (the “Seller Subsidiary,” and together with the Parent, the “Sellers”), and Crealta Pharmaceuticals LLC, a Delaware limited liability company (the “Purchaser”). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in Article IX.

WHEREAS, the Sellers conduct a specialty biopharmaceutical business focused on developing and commercializing the drug product Krystexxa (pegloticase injection) (collectively, the “Business”);

WHEREAS, each Seller filed a voluntary petition (collectively, the “Petitions”) for relief commencing cases (the “Chapter 11 Cases”) under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on October 14, 2013 (the “Petition Date”); and

WHEREAS, the parties intend hereunder to transfer the entire business operation and substantially all of the assets of the Parent and its Subsidiaries, and in order to effectuate the foregoing, the Purchaser desires to purchase and accept, and the Sellers desire to sell, convey, assign, transfer and deliver, or cause to be sold, conveyed, assigned, transferred and delivered, to the Purchaser, the Acquired Assets (as defined below), and the Purchaser is willing to assume, and the Sellers desire to assign and delegate to the Purchaser, the Assumed Liabilities (as defined below), all in the manner and subject to the terms and conditions set forth herein and in accordance with Sections 105, 363 and 365 of the Bankruptcy Code (such sale and purchase of the Acquired Assets and such assignment and assumption of the Assumed Liabilities, the “Acquisition”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE ACQUISITION

Section 1.1 Acquired Assets. On the terms and subject to the conditions set forth in this Agreement and, subject to approval of the Bankruptcy Court, pursuant to Sections 105, 363 and 365 of the Bankruptcy Code, at the Closing, the Sellers shall sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall purchase and accept from the Sellers, all right, title and interest of the Sellers in and to the rights, properties and assets of the Sellers, wherever located, whether tangible or intangible, as the same shall exist on the Closing Date (collectively, the “Acquired Assets”), that are listed or described below and in the manner described below:

(a) the Purchaser shall acquire all the Contracts and all rights thereunder (the “Assigned Contracts”) listed or described on Schedule 1.1(a):

(b) the Purchaser shall acquire all rights and remedies under all warranties, representations and guarantees made by suppliers, manufacturers and contractors;

(c) the Purchaser shall acquire all inventory, finished goods, works in process, raw materials and packaging materials;

(d) the Purchaser shall acquire all (i) patents and patent applications, including provisionals, continuations, continuations-in-part, divisionals, substitutions, reissues, reexaminations and any extensions and supplementary protection certificates; (ii) trademarks, service marks, trade dress, trade names, logos, slogans, Internet domain names and other similar designations of source or origin, together with the goodwill symbolized by, and any registrations and applications for, the foregoing; (iii) copyrights and database rights, and any copyright registrations and applications; (iv) trade secrets, including trade secret rights in inventions, discoveries, know-how, proprietary processes, formulae, protein sequences, standards for comparison, research and development information, clinical data, cell lines, dedicated toll free product lines, manufacturing technology and data, marketing and sales information, customer lists and supplier lists; and (v) any other intellectual property rights recognized in any relevant jurisdiction (collectively, “Intellectual Property”), including such of the foregoing as are listed or described on Schedule 1.1(d) or Schedule 1.1(l);

(e) the Purchaser shall acquire all rights under non-disclosure or confidentiality, invention and Intellectual Property assignment, non-compete or non-solicitation agreements for the benefit of the Sellers with current or former employees and agents of the Sellers or with third parties (in the case of rights under the Parent Confidentiality Agreements, solely to the extent provided in Section 5.13(b));

(f) the Purchaser shall acquire the Biologics License related to the approval of the Biologics License Application from the FDA with respect to the drug product Krystexxa, and, subject to and in accordance with Section 5.17, the marketing authorization granted by the European Commission, with respect to the drug product Krystexxa;

(g) the Purchaser shall acquire to the extent transferable, all Permits and all pending applications therefor;

(h) other than as set forth in Section 1.2(c) or Section 1.2(l), to the extent transferable, the Purchaser shall acquire all insurance policies and rights thereunder relating to the Acquired Assets;

(i) other than as set forth in Section 1.2(f) or Section 1.2(g), the Purchaser shall acquire all books and records relating to the Acquired Assets;

(j) the Purchaser shall acquire all goodwill associated with the Acquired Assets and the Assumed Liabilities;

(k) the Purchaser shall acquire the approval of the Biologics License Application from the FDA and all rights to otherwise commercialize, develop and distribute the drug product Krystexxa in the United States of America and its territories; and

(l) the Purchaser shall acquire the assets set forth on Schedule 1.1(l) to the extent not set forth in items (a) through (k) above.

EXCEPT AS SPECIFICALLY AND EXPRESSLY SET FORTH IN ARTICLE III, (I) THE SELLERS MAKE NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, RELATING TO THE ACQUIRED ASSETS, THE ASSUMED LIABILITIES OR THE BUSINESS, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO VALUE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR FOR ORDINARY PURPOSES, OR ANY OTHER MATTER, (II) THE SELLERS MAKE NO, AND HEREBY DISCLAIM ANY, OTHER REPRESENTATION OR WARRANTY REGARDING THE ACQUIRED ASSETS, THE ASSUMED LIABILITIES OR THE BUSINESS AND (III) THE ACQUIRED ASSETS AND THE ASSUMED LIABILITIES ARE CONVEYED ON AN “AS IS, WHERE IS” BASIS AS OF THE CLOSING, AND THE PURCHASER SHALL RELY UPON ITS OWN EXAMINATION THEREOF. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE SELLERS MAKE NO REPRESENTATION OR WARRANTY REGARDING ANY BUSINESS OTHER THAN THE BUSINESS, ANY ASSETS OTHER THAN THE ACQUIRED ASSETS OR ANY LIABILITIES OTHER THAN THE ASSUMED LIABILITIES, AND NONE SHALL BE IMPLIED AT LAW OR IN EQUITY.

Section 1.2 Excluded Assets. Notwithstanding anything contained in this Agreement to the contrary, other than the Acquired Assets, all other rights, properties and assets of the Sellers, including the following rights, properties and assets of the Sellers, as the same shall exist on the Closing Date (collectively, the “Excluded Assets”), will not be included in the Acquired Assets, and the Sellers shall retain all their right, title and interest in and to the Excluded Assets:

(a) all cash and cash equivalents, including checks, commercial paper, treasury bills, certificates of deposit and marketable securities, any bank accounts and lockbox arrangements of the Sellers, and any accounts receivable that are owed or payable to any Seller or any Affiliate thereof;

(b) all intercompany accounts receivable that are owed or payable to any Seller or any Affiliate thereof, or as to which any Seller or any Affiliate thereof is an obligor or is otherwise responsible or liable;

(c) all current and prior director and officer or similar fiduciary or errors and omissions insurance policies and all rights thereunder;

(d) all rights with respect to deferred Tax assets or refunds for Taxes;

(e) any shares of capital stock or other equity interests of any Seller or any Affiliate thereof (including the shares of capital stock of Savient Pharma Ireland Limited and Savient International Limited) or any securities convertible into, exchangeable or exercisable for shares of capital stock or other equity interests of any Seller or any Affiliate thereof;

(f) the company seal, minute books, stock certificates, stock or equity record books, Tax records, work papers and such other books and records as pertain to the organization, qualification to do business, existence or capitalization of any Seller or any Affiliate thereof, books and records that the Sellers are required to retain under applicable Law and books and records that relate primarily to an Excluded Asset or Excluded Liability; provided, that copies of such books and records shall be made available to the Purchaser upon reasonable request to the extent permitted by applicable Law;

(g) copies retained by the Sellers of original books and records included in the Acquired Assets;

(h) all avoidance actions and similar rights, claims and causes of action, including under Sections 544 through 553, inclusive, of the Bankruptcy Code;

(i) all rights, claims or causes of action of any Seller arising under this Agreement, the Ancillary Documents or the Confidentiality Agreement or arising under the Parent Confidentiality Agreements (to the extent not assigned to the Purchaser pursuant to Section 5.13(b));

(j) all rights, claims or causes of action of any Seller arising under the litigation listed or described on Schedule 1.2(j) (whether or not asserted as of the Closing Date) or the facts and circumstances underlying such litigation;

(k) all rights, claims or causes of action by or in the right of any Seller against any current or former director or officer of any Seller;

(l) the Benefit Plans, all assets of such Benefit Plans and all trust agreements, administrative service contracts, insurance policies and other Contracts related thereto and all rights of the Sellers with respect to any of the foregoing;

(m) all receivables, claims or causes of action that relate primarily to any Excluded Asset or Excluded Liability;

(n) all real property leases;

(o) all equipment, computers, furniture, furnishings, fixtures, office supplies, vehicles, tools and all other tangible personal property not included in the Acquired Assets; and

(p) all Contracts not included in the Assigned Contracts.

Section 1.3 Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Purchaser shall assume from the Sellers and thereafter pay, perform or otherwise discharge in accordance with their terms, and the Purchaser shall hold the Sellers and their Affiliates harmless from all of the liabilities and obligations (of any nature or kind, and whether based in common law or statute or arising under written Contract or otherwise, known or unknown, fixed or contingent, accrued or unaccrued, liquidated or unliquidated, real or potential) of the Sellers and their Affiliates with respect to, arising out of or relating to, only the following (collectively, the “Assumed Liabilities”):

(a) the ownership, possession or use of the Acquired Assets on and after the Closing; and

(b) all liabilities and obligations arising under the Assigned Contracts (which, for the avoidance of doubt, shall include all Cure Costs).

Section 1.4 Excluded Liabilities. Notwithstanding anything contained in this Agreement to the contrary, the Purchaser shall not assume or agree to pay, perform or otherwise discharge any liabilities or obligations of any Seller or any Affiliate thereof other than the Assumed Liabilities (such liabilities and obligations other than Assumed Liabilities, the “Excluded Liabilities”). Without limiting the foregoing, the Purchaser does not assume or agree to pay, perform or otherwise discharge the liabilities or obligations of the Sellers with respect to, arising out of or relating to the following Excluded Liabilities:

(a) all indebtedness for borrowed money of the Sellers;

(b) all guarantees of third party indebtedness made by the Sellers and reimbursement obligations to guarantors of the Sellers’ obligations or under letters of credit;

(c) all Actions pending on or before the Closing Date against the Sellers or to the extent against or giving rise to liabilities or obligations of the Business based on acts or omissions prior to the Closing Date even if instituted after the Closing Date;

(d) all liabilities or obligations to any current or former owner of capital stock or other equity interests of the Sellers or any securities convertible into, exchangeable or exercisable for shares of capital stock or other equity interests of the Sellers, any current or former holder of indebtedness for borrowed money of the Sellers or, in respect of obligations for indemnification or advancement of expenses, any current or former officer or director of the Sellers;

(e) all drafts or checks outstanding at the Closing under which the Sellers are obligated;

(f) all obligations of the Sellers under futures contracts, options on futures, swap agreements or forward sale agreements;

(g) all (i) Taxes imposed on any Seller that relate to the Acquired Assets, the Business or the Assumed Liabilities for taxable periods (or portions thereof) ending on or before the Closing Date, and (ii) Taxes or payments under any Tax allocation, sharing or similar agreement to which the Sellers are a party that relate to the Acquired Assets, the Business or the Assumed Liabilities;

(h) all liabilities and obligations relating to either (i) the Benefit Plans, (ii) the employment or termination of any current or former employee of the Sellers or (iii) the employment or termination of any employee of the Sellers to the extent arising prior to the Closing Date; and

(i) all costs, fees and expenses incurred by the Sellers in connection with the administration of the Chapter 11 Cases or the negotiation, execution and consummation of the transactions contemplated by this Agreement;

(j) all liabilities or obligations to the extent relating to the ownership, possession or use of the Excluded Assets, or the ownership, possession or use of the Acquired Assets prior to the Closing Date (including claims related to or arising from rebates, chargebacks, credits, product returns and expirations, death, personal injury or other product liabilities, in each case to the extent relating to events or transactions occurring prior to the Closing Date); and

(k) all breakup fees or expense reimbursement provisions with respect to the Business, including any such fees or expenses pursuant to that certain Acquisition Agreement, dated as of October 14, 2013, by and among the Sellers, US WorldMeds, LLC and Sloan Holdings C.V.

Section 1.5 Assignment of Assigned Contracts. To the maximum extent permitted by the Bankruptcy Code and subject to the other provisions of this Section 1.5, the Sellers shall assume and transfer and assign all Acquired Assets to the Purchaser pursuant to Sections 363 and 365 of the Bankruptcy Code as of the Closing Date.

Section 1.6 Purchase Price; Deposit Funds.

(a) In consideration for the Acquired Assets, the Purchaser shall, in addition to the assumption of the Assumed Liabilities, pay to the Sellers at the Closing an amount equal to $120,425,896.00 less the sum of (i) the Cure Costs (as described in Section 5.6 of this Agreement) paid by the Purchaser at or prior to the Closing in accordance with Section 5.6 plus (ii) the Excess Sales Amount (as described in Section 5.16 of this Agreement), if any (the “Purchase Price”). The Purchaser shall pay the Purchase Price at the Closing to the Parent on behalf of the Sellers, net of any Deposit Funds paid to the Parent at the Closing.

(b) On or prior to the Effective Date, the Purchaser shall deposit with Wells Fargo Bank, National Association, in its capacity as escrow agent (the “Escrow Agent”), the sum of $2,900,000 (the “Deposit Funds”), to be released by the Escrow Agent and delivered to either the Purchaser or to the Parent on behalf of the Sellers in accordance with the provisions of this Agreement and the Escrow Agreement entered into by and among the Purchaser, the Parent and the Escrow Agent concurrently with the execution of this Agreement (the “Escrow Agreement”). At the Closing, the Purchaser and the Parent shall provide joint written instructions, executed by their respective authorized representatives under the Escrow Agreement, to the Escrow Agent that instruct the Escrow Agent to release the Deposit Funds to the Parent. The Deposit Funds received by the Parent shall be applied at the Closing toward the payment of the Purchase Price.

Section 1.7 Allocation of Purchase Price for Tax Purposes. The Sellers and the Purchaser shall cooperate to prepare, within sixty (60) days following the Closing Date, a statement allocating the sum of the Purchase Price and the Assumed Liabilities to the Acquired Assets in accordance with Section 1060 of the Code and the Treasury regulations promulgated thereunder. If there is any adjustment to the Purchase Price, the Acquired Assets or the Assumed Liabilities, the Sellers and the Purchaser agree to make appropriate adjustments to such statement. The Sellers and the Purchaser shall be bound by such allocation (and if necessary, any revised allocation), and, unless otherwise required by applicable Law, shall file, or cause to be filed, all applicable federal, state, local and foreign income, franchise and excise Tax Returns in a manner that is substantially consistent with such allocation. If such allocation is disputed by any Taxing Authority, the party hereto receiving notice of such dispute shall promptly notify the other party hereto concerning the existence of such dispute and the parties hereto shall consult with each other with respect to all issues related to the allocation in connection with such dispute.

Section 1.8 No Withholding. Any amount paid to a Seller shall be made free and clear of any withholding or other Tax.

ARTICLE II

THE CLOSING

Section 2.1 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York City, New York 10036, at 10:00 a.m. local time as soon as possible (and in any event within two (2) Business Days after) the conditions set forth in Article VI shall have been satisfied or waived (except for such conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof at the Closing), unless another time, date and place shall be fixed by written agreement among the parties hereto (the date of the Closing being herein referred to as the “Closing Date”). For financial, accounting, Tax and economic purposes, including risk of loss, and for all other purposes under this Agreement, upon the occurrence of the Closing, the Closing shall be deemed to have occurred at 11:59 p.m. New York City time on the Closing Date.

Section 2.2 Deliveries at Closing.

(a) At the Closing, the Sellers shall deliver to the Purchaser:

(i) a duly executed bill of sale substantially in the form of Exhibit A attached hereto (the “Bill of Sale”), transferring the Acquired Assets to the Purchaser;

(ii) the Acquired Assets by making the Acquired Assets available to the Purchaser at their present location;

(iii) the assignment and assumption agreement to be entered into between the Sellers and the Purchaser substantially in the form of Exhibit B attached hereto (the “Assignment and Assumption Agreement”), duly executed by the Sellers evidencing the assignment by the Sellers and assumption by the Purchaser of the Assumed Liabilities;

(iv) an assignment of the Sellers’ right, title and interest in and to Intellectual Property registrations and applications substantially in the forms of Exhibit C hereto (the “Intellectual Property Assignment Agreements”), duly executed by the Sellers, assigning such right, title and interest in and to such Intellectual Property registrations and applications to the Purchaser, as appropriate;

(v) certificates duly executed by each Seller, in the form prescribed under Treasury Regulation Section 1.1445-2(b), that such Seller is not a foreign person within the meaning of Section 1445(f)(3) of the Code;

(vi) a certificate duly executed by an executive officer of each Seller to the effect that the conditions to the Closing set forth in Section 6.3 have been satisfied as of the Closing Date; and

(vii) such other documents reasonably satisfactory to the Purchaser as the Purchaser may reasonably request in writing no later than three (3) Business Days prior to the Closing Date in order to give effect to the Acquisition.

(b) At the Closing, the Purchaser shall deliver to the Sellers:

(i) the Purchase Price (including any portion of the Purchase Price to be paid by release of the Deposit Funds to the Sellers) by wire transfer of immediately available funds to an account or accounts designated by the Sellers;

(ii) the Assignment and Assumption Agreement duly executed by the Purchaser;

(iii) the Intellectual Property Assignment Agreement, duly executed by the Purchaser;

(iv) a certificate duly executed by an executive officer of the Purchaser to the effect that the conditions to the Closing set forth in Section 6.2 have been satisfied as of the Closing Date; and

(v) such other documents reasonably satisfactory to the Sellers as the Sellers may reasonably request in writing no later than three (3) Business Days prior to the Closing Date in order to give effect to the Acquisition.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in the disclosure schedule delivered by the Sellers to the Purchaser at or prior to the execution of this Agreement (which exceptions shall specifically identify a section of this Agreement to which such exception relates, it being understood and agreed that each such exception shall be deemed to be disclosed both under such section and any other section of this Agreement to which it is reasonably apparent such disclosure relates) (the “Seller Disclosure Schedule”), the Sellers represent and warrant to the Purchaser solely with respect to the Acquired Assets and the Assumed Liabilities as follows:

Section 3.1 Organization. Each Seller is validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so existing and in good standing or to have such power and authority would not, individually or in the aggregate, have a Material Adverse Effect. Each Seller is duly qualified or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified, licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect. The Sellers have made available to the Purchaser a complete and correct copy of the organizational documents of each Seller, as in effect on the Effective Date.

Section 3.2 Ownership of the Seller Subsidiary. All of the issued and outstanding equity interests of the Seller Subsidiary are owned beneficially and of record by the Parent.

Section 3.3 Authority of the Sellers. Each Seller has all requisite corporate power and authority to execute, deliver and, subject to the entry and effectiveness of the Sale Order, perform its obligations under this Agreement and each of the Ancillary Documents to which such Seller is a party. The execution, delivery and performance of this Agreement and such Ancillary Documents by each Seller and the consummation of the transactions contemplated hereby and thereby have been duly authorized and approved by all requisite corporate action of such Seller. Subject to the entry and effectiveness of the Sale Order, this Agreement and each such Ancillary Document have been duly and validly executed and delivered by each Seller and (assuming this Agreement and each such Ancillary Document constitute a valid and binding obligation of the Purchaser) constitute a valid and binding obligation of each Seller enforceable against each such Seller in accordance with their terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other Laws affecting creditors’ rights generally from time to time in effect and to general equitable principles (the “Bankruptcy and Equity Exceptions”).

Section 3.4 Consents and Approvals. No consent, approval or authorization of, or declaration, filing or registration with, any Governmental Entity is required to be made or obtained by any Seller in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents to which a Seller is a party and the consummation of the transactions contemplated hereby and thereby, except (a) for consents, approvals or authorizations of, or declarations, filings or registrations with, the Bankruptcy Court, (b) if required, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (c) for filings, notices and reports by the Parent under applicable securities Laws or securities exchange rules, or (d) for consents, approvals, authorizations, declarations, filings or registrations, which, if not made or obtained, would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.5 No Violations. Assuming that the consents, approvals, authorizations, declarations, filings and registrations referred to in Sections 1.5, 3.4 and 4.3 have been made or obtained and remain in full force and effect and the conditions set forth in Section 6.1 have been satisfied, neither the execution, delivery or performance of this Agreement and the Ancillary Documents by the Sellers nor the consummation by the Sellers of the transactions contemplated hereby or thereby will (a) conflict with or result in any breach of any provisions of the certificate of incorporation, bylaws or other organizational documents of any Seller, (b) with or without notice or lapse of time or both, result in any breach or violation of or constitute a default or give rise to any right of termination, acceleration, vesting, payment, exercise or revocation under, any Assigned Contract to which any of the Sellers is a party or by which any of their respective properties or assets are bound, (c) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on any properties or assets of the Sellers or (d) violate any Order or Law applicable to any of the Sellers or their respective properties or assets, except in the case of clauses (b), (c) and (d), for breaches, violations, defaults, rights, creations or impositions that (i) would not, individually or in the aggregate, have a Material Adverse Effect or (ii) are excused by or unenforceable as a result of the filing of the Petitions or as a result of the entry or effectiveness of the Sale Order.

Section 3.6 Financial Statements; Books and Records.

(a) The Sellers have made available to the Purchaser copies of the following financial statements (collectively, the “Financial Statements”): (i) the audited consolidated balance sheet of the Parent as of December 31, 2012 and the related consolidated statement of operations, statement of comprehensive loss, changes in stockholders’ equity (deficit) and cash flows for the fiscal year then ended; and (ii) the unaudited consolidated balance sheet of the Parent as of June 30, 2013 and the related consolidated statement of operations, statement of comprehensive loss, changes in stockholders’ deficit and cash flows for the six months then ended. Subject to the notes thereto, the Financial Statements were prepared, in all material respects, in accordance with GAAP consistently applied during the periods involved and present fairly, in all material respects, the consolidated financial position, results of operations, changes in stockholders’ equity (deficit) and cash flows of the Parent as of the respective dates and for the respective periods referred to in the Financial Statements (in the case of quarterly Financial Statements, subject to normal year-end adjustments).

(b) The books and records of the Sellers maintained with respect to the Business and used in the preparation of the Financial Statements accurately and fairly reflect, in all material respects, the transactions and the assets and liabilities of the Sellers and their Subsidiaries with respect to the Business.

Section 3.7 Title to Property; Sufficiency of Assets.

(a) Upon the entry and effectiveness of the Sale Order, the Sellers will have the power and right to sell, assign, transfer, convey and deliver, as the case may be, to the Purchaser the Acquired Assets and on the Closing Date will sell, assign, transfer, convey and deliver the Acquired Assets, free and clear of all Encumbrances other than Permitted Encumbrances.

(b) After giving effect to Section 1.5 and except as would not, individually or in the aggregate, have a Material Adverse Effect, the Acquired Assets comprise all of the properties and assets used in the Business by the Sellers as of the Effective Date other than the Excluded Assets.

Section 3.8 Absence of Certain Changes. Except to the extent arising out of or relating to the Chapter 11 Cases, this Agreement or the transactions contemplated hereby, from June 30, 2013: (a) to the Effective Date, none of the Sellers has taken any action that, if taken after the Effective Date, would violate Section 5.1 in any material respect; and (b) no Material Adverse Effect has occurred.

Section 3.9 Brokers. Except for Lazard Frères & Co. LLC, no Person is entitled to any brokerage, financial advisory, finder’s or similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Sellers.

Section 3.10 Litigation. Except as would not, individually or in the aggregate, have a Material Adverse Effect and except for the Chapter 11 Cases:

(a) there are no Actions currently pending or, to the Knowledge of the Sellers, currently threatened, against the Sellers or any of their respective properties or assets, including the Acquired Assets or Assigned Contracts; and

(b) none of the Sellers has received written notice of, and to the Knowledge of the Sellers, there are no, Orders of a court of competent jurisdiction outstanding against any Seller or any of their respective properties or assets that restrict the operation of the Business.

Section 3.11 Intellectual Property.

(a) Section 3.11(a) of the Seller Disclosure Schedule sets forth the material (i) patents and patent applications, (ii) trademark registrations and applications, (iii) domain names and (iv) copyright registrations and applications that are owned by a Seller (with co-owned patents and patent applications denoted as such on such schedule). To the Knowledge of the Sellers, all such material issued patents and trademark and copyright registrations are subsisting and have not expired, lapsed or been abandoned or cancelled.

(b) To the Knowledge of the Sellers, the Sellers own or have a right to use the Intellectual Property used in the conduct of their business as currently conducted, except as would not, individually or in the aggregate, have a Material Adverse Effect. To the

Knowledge of the Sellers, none of the Sellers is infringing or misappropriating any Intellectual Property of any other Person, except for such infringements and misappropriations as would not, individually or in the aggregate, have a Material Adverse Effect, and there are no material Actions currently pending or, to the Knowledge of the Sellers, currently threatened against the Sellers with respect to Intellectual Property of any such other Person.

(c) To the Knowledge of the Sellers, no Person is infringing or misappropriating any of the Intellectual Property owned by or exclusively licensed to the Sellers, except for such infringements and misappropriations as would not, individually or in the aggregate, have a Material Adverse Effect, and there are no material Actions currently pending or threatened by the Sellers against any Person with respect to Intellectual Property owned by or exclusively licensed to the Sellers.

(d) There are no material judicial consents, judgments or orders, or litigation settlements, with respect to Intellectual Property issued against the Sellers or, to the Knowledge of the Sellers, that are otherwise binding on any Intellectual Property owned by or exclusively licensed to the Sellers.

(e) To the Knowledge of the Sellers, the Sellers have taken commercially reasonable measures to maintain the confidentiality of trade secrets of the business of the Sellers that the Sellers intend to maintain as confidential, except as would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.12 Material Contracts.

(a) Section 3.12(a) of the Seller Disclosure Schedule sets forth, as of the Effective Date, a complete and correct list of Contracts to which any Seller is a party or by which any of their respective properties or assets are bound that meet any of the following criteria (collectively, the “Material Contracts”):

(i) requires expenditures by any Seller involving consideration in excess of $100,000 in the next twelve (12)-month period;

(ii) provides for payments to be received by any Seller in excess of $100,000 in any twelve (12)-month period;

(iii) by its express terms prohibits the Sellers from competing with other entities or marketing any product, or provides for “exclusivity” or any similar requirement in favor of any Person other than the Sellers, in each case as it relates to and affects the Business as it is presently conducted;

(iv) grants, assigns or otherwise transfers any material right, title or interest in or to any material Intellectual Property;

(v) relates to ongoing supply of clinical and commercial quantities of pegloticase injection drug substance or finished form Krystexxa; or

(vi) relates to sales and distribution activities conducted by a third party wholesaler or distributor that are material to the Business.

(b) Complete and correct copies of the Material Contracts and Assigned Contracts have been made available to the Purchaser as of the Effective Date.

(c) With respect to each Assigned Contract, assuming the due authorization, execution and delivery thereof by the other party or parties thereto, (i) each Assigned Contract is a valid and binding obligation of the applicable Seller, to the Knowledge of the Sellers, each other party or parties thereto, in accordance with its terms and is in full force and effect, subject to the Bankruptcy and Equity Exceptions, (ii) the applicable Seller is not, and, to the Knowledge of the Sellers, no other party thereto is in default in the performance (including with respect to the due and proper payment required thereunder), observance or fulfillment of any obligation, covenant or condition contained in each of the Assigned Contracts and (iii) to the Knowledge of the Sellers, no event has occurred that would, with or without notice or lapse of time or both, result in any breach or violation of or constitute a default or give rise to any right of termination, acceleration, vesting, payment, exercise or revocation under any Assigned Contract, except, with respect to clauses (i), (ii) and (iii) above, where any of the foregoing would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.13 Compliance with Laws; Permits.

(a) Except as would not, individually or in the aggregate, have a Material Adverse Effect, none of the Sellers (i) is in violation of any applicable Law or (ii) has received, at any time since January 1, 2011, any written notice from any Governmental Entity regarding any actual or alleged violation of, or failure on the part of any Seller or to comply with, any applicable Law that has not been remedied.

(b) Each of the products of the Sellers that is currently being sold by or on behalf of the Sellers is being, and at all times since January 1, 2011 has been, developed, tested, manufactured, stored, distributed, sold, advertised and marketed, as applicable, in compliance with the Federal Food, Drug and Cosmetic Act, the Public Health Service Act and applicable regulations issued by the United States Food and Drug Administration (the “FDA”), including those requirements relating to good manufacturing practice, good laboratory practice and good clinical practice, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect.

(c) The Sellers’ Krystexxa product (i) has received final approval of a Biologics License Application from the FDA and is subject to a valid and effective Biologics License granted by the FDA and (ii) has received a positive opinion recommending grant of a marketing authorization from the European Medicine Agency’s Committee for Medical Products for Human Use through the Centralized procedure and has been granted a marketing authorization from the European Commission pursuant to the provisions set out in Regulation (EC) 726/2004.

(d) To the Knowledge of the Sellers, the clinical trials (including any post-marketing studies) conducted or sponsored by the Sellers (which, for the avoidance of doubt,

shall not include investigator-sponsored trials) were at all times since January 1, 2011, and if still pending, are, being conducted in all material respects in accordance with all clinical protocols, institutional review board requirements, informed consents and applicable requirements of the FDA, including good clinical practice and good laboratory practice regulations.

(e) None of the Sellers is subject to any investigation that is currently pending and of which it has been notified or, to the Knowledge of the Sellers, which is currently threatened, in each case by (i) the FDA or (ii) the Department of Health and Human Services Office of Inspector General or Department of Justice pursuant to the Federal Healthcare Program Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b) or the Federal False Claims Act (31 U.S.C. Section 3729).

(f) To the Knowledge of the Sellers, none of the Sellers has submitted any claim to any payment program in connection with any referrals that violated in any material respect any applicable self-referral Law, including the Federal Ethics in Patient Referrals Act (42 U.S.C. § 1395nn), or any applicable state self-referral Law.

(g) To the Knowledge of the Sellers, none of the Sellers has submitted any claim for payment to any payment program in violation of any applicable Laws relating to false claim or fraud, including the Federal False Claims Act (31 U.S.C. Section 3729) or any applicable state false claim or fraud Law, except for any such violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(h) None of the Sellers has failed to comply with any applicable security and privacy standards regarding protected health information under the Health Insurance Portability and Accountability Act of 1996, or any applicable state privacy Laws, except for any such failures to comply that would not, individually or in the aggregate, have a Material Adverse Effect.

(i) Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) each Seller holds and maintains in full force and effect all Permits required to conduct its business in the manner and in such jurisdictions as it is conducted as of the Effective Date, (ii) each Seller is in compliance with all such Permits and (iii) none of the Sellers has received, at any time since January 1, 2011, any written notice from any Governmental Entity regarding any actual or alleged violation of, or failure on the part of any Seller to comply with, any term or requirement of any such Permit that has not been remedied.

Section 3.14 Taxes.

(a) (i) All material income and other Tax Returns required to be filed by or on behalf of each of the Sellers have been filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, complete and correct in all material respects; and (ii) all material amounts of Taxes payable by or on behalf of each of the Sellers have been paid. With respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due or owing, to the Knowledge of the

Sellers, the Sellers have made due and sufficient accruals for such Taxes in their financial statements and their books and records.

(b) The Sellers have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and have duly and timely withheld and paid over to the appropriate Taxing Authority all material amounts required to be so withheld and paid under all applicable Laws.

(c) Neither of the Sellers has received written notice of any material Tax deficiency outstanding, proposed or assessed against or allocable to the Sellers and have not executed any waiver of any statute of limitations in respect of Taxes nor agreed to any extension of time with respect to a Tax assessment or deficiency with respect to the Business or the Acquired Assets.

(d) Neither of the Sellers is or has been party to any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b).

(e) No Seller is a foreign Person within the meaning of Section 1445 of the Code.

Section 3.15 Insurance. Section 3.15 of the Seller Disclosure Schedule sets forth a complete and correct list, as of the Effective Date, of all material insurance policies and bonds maintained by any Seller with respect to the Business, the Acquired Assets or the Assumed Liabilities.

Section 3.16 State Takeover Statutes. The Board of Directors of the Parent has approved this Agreement and the Acquisition and, assuming the accuracy of the Purchaser’s representation in Section 4.7, such approval constitutes approval of the Acquisition for purposes of Section 203 of the General Corporation Law of the State of Delaware and represents the only action necessary to ensure that such section does not and will not apply to the execution and delivery of this Agreement or the consummation of the Acquisition. No other state takeover or similar statute or regulation is applicable to this Agreement or the Acquisition.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Sellers as follows:

Section 4.1 Organization. The Purchaser is a Delaware limited liability company validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so existing and in good standing or to have such power and authority would not, individually or in the aggregate, materially impair or materially delay the Purchaser’s ability to perform its obligations under this Agreement. The Purchaser is duly qualified or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified, licensed and in good standing would not, individually or in the aggregate, materially impair or materially delay the Purchaser’s ability to perform its obligations under this Agreement.

Section 4.2 Authority of the Purchaser. The Purchaser has all requisite limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and each of the Ancillary Documents to which it is a party. The execution, delivery and performance of this Agreement and such Ancillary Documents by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite Delaware limited liability company action of the Purchaser. This Agreement and each such Ancillary Document have been duly and validly executed and delivered by the Purchaser and (assuming this Agreement and each such Ancillary Document constitute a valid and binding obligation of the Sellers) constitute a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with their terms, subject to the Bankruptcy and Equity Exceptions.

Section 4.3 Consents and Approvals. No consent, approval or authorization of, or declaration, filing or registration with, any Governmental Entity is required to be made or obtained by the Purchaser or its Affiliates in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, except (a) for consents, approvals, authorizations, declarations, filings or registrations which, if not made or obtained, would not, individually or in the aggregate, materially impair or materially delay the Purchaser’s ability to perform its obligations under this Agreement or (b) those described in Section 3.4 of this Agreement.

Section 4.4 No Violations. Assuming that the consents, approvals, authorizations, declarations, filings and registrations referred to in Sections 3.4 and 4.3 have been made or obtained and remain in full force and effect and the conditions set forth in Section 6.1 have been satisfied, neither the execution, delivery or performance of this Agreement or the Ancillary Documents by the Purchaser nor the consummation by the Purchaser of the transactions contemplated hereby or thereby will (a) conflict with or result in any breach of any provisions of the certificate of formation, limited liability company agreement or other organizational documents of the Purchaser, (b) with or without notice or lapse of time or both, result in any breach or violation of or constitute a default or give rise to any right of termination, acceleration, vesting, payment, exercise or revocation under, any Contract to which the Purchaser is a party or by which its properties or assets are bound, (c) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on any properties or assets of the Purchaser or (d) violate any Order or Law applicable to the Purchaser or its properties or assets, except in the case of clauses (b), (c) and (d), for breaches, violations, defaults, rights, creations or impositions that would not, individually or in the aggregate, materially impair or materially delay the Purchaser’s ability to perform its obligations under this Agreement.

Section 4.5 Brokers. No Person is entitled to any brokerage, financial advisory, finder’s or similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser or its Affiliates.

Section 4.6 Financing; Solvency.

(a) As of the Closing Date, the Purchaser will have sufficient funds available to deliver the Purchase Price to the Sellers and consummate the transactions contemplated by this Agreement, including the timely satisfaction of the Assumed Liabilities.

(b) The Purchaser has delivered to the Sellers a complete and correct copy of the fully executed commitment letter (the “Commitment Letter”) attached hereto as Exhibit D from GTCR Fund X/B LP, GTCR Fund X/C LP and GTCR Co-Invest X LP (the “Sponsors”) delivered to the Purchaser in connection with the transactions contemplated by this Agreement (the “Financing”). The Commitment Letter is in full force and effect and is a legal, valid and binding obligation of the Purchaser and, to the knowledge of the Purchaser, the Sponsors, subject to the Bankruptcy and Equity Exceptions. All commitment fees required to be paid thereunder have been paid in full or, if not yet due, will be duly paid in full when due, and no event has occurred which, with or without notice or lapse of time or both, would result in any breach or violation of or constitute a default or give rise to any right of termination thereunder. The aggregate proceeds of the Financing will be sufficient to enable the Purchaser to pay in cash all amounts required to be paid by it at the Closing in connection with the transactions contemplated by this Agreement, including the Purchase Price and all payments, fees and expenses of the Purchaser related to or arising out of the transactions contemplated by this Agreement. Assuming the accuracy of the Sellers’ representations and warranties contained in this Agreement, compliance by the Sellers with their covenants and agreements hereunder, the satisfaction of any conditions to the Closing for the benefit of the Purchaser set forth in Sections 6.1, 6.2 and 6.3 and the satisfaction of the conditions set forth in the Commitment Letter related to any of the foregoing, the Purchaser is not aware of any fact, occurrence or condition that makes any of the assumptions or statements set forth in the Commitment Letter inaccurate or that would reasonably be expected to cause the Financing to be terminated or rendered ineffective or any of the conditions contained therein not to be met.

(c) Immediately after giving effect to the transactions contemplated by this Agreement and the Ancillary Documents (including the payment of the Purchase Price, and the payment of all related fees and expenses), (i) the Purchaser will not have incurred debts beyond its ability to pay such debts as they mature or become due, (ii) the then present fair saleable value of the assets of the Purchaser will exceed the amount that will be required to pay its existing debts (including the probable amount of all contingent liabilities) as such debts become absolute and matured, (iii) the assets of the Purchaser at a fair valuation will exceed its debts (including the probable amount of all contingent liabilities) and (iv) the Purchaser will not have unreasonably small capital to carry on its business as proposed to be conducted following the Closing Date. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby, in either case, with the intent to hinder, delay or defraud either present or future creditors of the Purchaser.

Section 4.7 Interested Stockholders. Neither the Purchaser nor any of its “affiliates” or “associates” has been an “interested stockholder” of the Parent at any time within three (3) years of the Effective Date, as those terms are used in Section 203 of the General Corporation Law of the State of Delaware.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business Pending the Closing. The Sellers covenant and agree that, except (i) as contemplated by this Agreement or any Ancillary Document, (ii) as required by applicable Order or Law, (iii) as set forth in Section 5.1 of the Seller Disclosure Schedule, (iv) with the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) or (v) as required by, arising out of, relating to or resulting from, the Petitions or otherwise approved by the Bankruptcy Court, from the Effective Date through the Closing Date:

(a) the Sellers shall use commercially reasonable efforts to conduct the Business only in the ordinary course of business (including the payment when due of accounts payable arising under the Assumed Contracts and accounts payable directly related to the Acquired Assets), taking into account the Sellers’ status as debtors in possession; and

(b) the Sellers shall not take any of the following actions with respect to the Business, the Acquired Assets or the Assumed Liabilities:

(i) a sale, lease, license or disposition of any of the Acquired Assets, other than in the ordinary course of business, taking into account the Sellers’ status as debtors in possession;

(ii) except as required under the Parent’s senior secured notes due 2019, the voluntary Encumbrance (other than Permitted Encumbrances) of any Acquired Assets, tangible or intangible;

(iii) the voluntary termination of, entry into, amendment in any material respect of, or waiver of any material rights under, any Assigned Contract included in the Acquired Assets, or the knowing taking of any action that would cause the legal termination of an Assigned Contract or would provide any third party thereto the legal right to terminate an Assigned Contract;

(iv) the offer of any new discount, rebate, chargeback, credit or other financial or contractual incentive outside the ordinary course of business consistent with past practice for the purpose of increasing pre-Closing sales of Krystexxa (and therefore cash or accounts receivable at or prior to the Closing Date) beyond ordinary course sales volume reflecting the ordinary course requirements of the Sellers’ customers;

(v) abandon or permit to lapse, to the extent within the control of the Sellers, any material Intellectual Property registration or application;

(vi) other than in the ordinary course of business, settling, compromising or waiving any Action materially affecting the value of the Business, the Acquired Assets, or the Assumed Liabilities;

(vii) the failure to use reasonable best efforts to maintain existing insurance policies included in the Acquired Assets or to renew or replace existing insurance policies included in the Acquired Assets following their termination; or

(viii) the authorization of or entry into an agreement to do any of the foregoing.

Section 5.2 Access and Information. Subject to the Bidding Procedures and applicable Law, the Sellers shall afford to the Purchaser and its officers, employees, financial advisors, legal counsel, accountants, consultants, financing sources and other authorized representatives reasonable access during normal business hours throughout the period prior to the Closing Date to the books, records, properties, data, other information, officers of the Sellers and employees of the Sellers who are involved with or responsible for any Acquired Asset or Assigned Contract in a material manner and, during such period, shall furnish reasonably promptly to the Purchaser such information (whether in physical or electronic form) as the Purchaser may reasonably request, in each case, related to the Business, the Acquired Assets, or the Assumed Liabilities for any purpose related to the consummation of the transactions contemplated by this Agreement (including for the purpose of allowing the Purchaser to obtain additional information as to the current regulatory and contractual compliance of the drug product Krystexxa and the ongoing compliance thereof following Closing); provided, that (a) any information obtained pursuant to this Section 5.2 shall be subject to the Confidentiality Agreement, (b) any books and records or other information that is subject to an attorney-client or other legal privilege or obligation of confidentiality or non-disclosure shall not be made so accessible and (c) such access shall occur only following reasonable prior notice to a person designated by the Sellers and, at the Sellers’ sole discretion, only if accompanied by a designee of the Sellers.

Section 5.3 Approvals and Consents; Cooperation; Notification.

(a) The parties hereto shall use their respective reasonable best efforts, and cooperate with each other, to obtain as promptly as practicable all consents, approvals or authorizations of Governmental Entities and to take all action necessary to cause the expiration or termination of any waiting periods under applicable Laws required in order to consummate the transactions contemplated by this Agreement (including seeking early termination in respect of any such waiting period); provided, that the obligations of the parties hereto to obtain any consent, approval or waiver from the Bankruptcy Court shall be governed exclusively by Section 5.7.

(b) The Sellers and the Purchaser shall take all actions necessary to file as soon as practicable all declarations, filings, registrations and other documents required to obtain all consents, approvals or authorizations from Governmental Entities, including by filing notifications under the HSR Act (if required) within ten (10) days after the Effective Date, and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission, the Antitrust Division of the Department of Justice and any other Governmental Entity for additional information or documentation or any other requests from Governmental Entities in connection therewith. The Purchaser agrees to take promptly any and all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition Law that may be asserted by any Governmental Entity so as to enable the parties hereto to close the transactions contemplated by this Agreement as promptly as practicable, including committing to or effecting, by consent decree, hold separate order or otherwise, the sale or disposition of or the agreement to limitations with respect to, such of its assets or businesses, or of the assets or businesses to be acquired by it pursuant to this Agreement, as may be required in order to avoid the entry of, or to effect the dissolution of, any Order that would otherwise have the effect of materially impairing or materially delaying the consummation of the transactions contemplated by this Agreement. In addition, the parties hereto agree to take promptly any and all steps necessary to defend any proceedings challenging this Agreement or the consummation of the transactions contemplated hereby and to attempt to vacate or lift any Order relating to antitrust or competition matters that would have the effect of making the transactions contemplated by this Agreement illegal or otherwise prohibiting their consummation. The parties hereto agree to request early termination of the waiting period under the HSR Act (to the extent the HSR Act is applicable in respect of the Acquisition).

(c) Each of the Sellers and the Purchaser shall give prompt notice to the other of the occurrence or failure to occur of an event that would, or with or without notice or lapse of time or both would, cause any condition to the consummation of the transactions contemplated hereby for the benefit of the other party hereto not to be satisfied.

Section 5.4 Additional Matters. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable; provided, that the obligations of the parties hereto to obtain any consent, approval or waiver from the Bankruptcy Court shall be governed exclusively by Section 5.7.

Section 5.5 Further Assurances. In addition to the provisions of this Agreement, from time to time after the Closing Date, the Sellers and the Purchaser shall use reasonable best efforts to execute and deliver such other instruments of conveyance, transfer or assumption, as the case may be, and take such other action as may be reasonably requested to implement more effectively the conveyance and transfer of the Acquired Assets to the Purchaser and the assumption of the Assumed Liabilities by the Purchaser; provided, that nothing in this Section 5.5 shall (a) require the Sellers or any of their Affiliates to make any expenditure or incur any obligation on their own or on behalf of the Purchaser (unless funds in the full amount thereof are advanced to the Sellers in cash) or (b) prohibit or delay the Sellers or any of their Affiliates from ceasing operations or winding up its affairs following the Closing.

Section 5.6 Cure Costs. At or prior to the Closing, the Purchaser shall pay, pursuant to Section 365 of the Bankruptcy Code and the Sale Order, any and all cure and reinstatement costs or expenses (the “Cure Costs”) of or relating to the assumption and assignment of the Assigned Contracts included in the Acquired Assets.

Section 5.7 Bankruptcy Court Approval.

(a) The Sellers and the Purchaser acknowledge that this Agreement and the sale of the Acquired Assets are subject to Bankruptcy Court approval. The Sellers and the Purchaser acknowledge that (i) to obtain such approval, the Sellers must demonstrate that they have taken reasonable steps to obtain the highest or otherwise best offer possible for the Acquired Assets, including giving notice of the transactions contemplated by this Agreement to creditors and certain other interested parties as ordered by the Bankruptcy Court, and, if necessary, conducting an auction in respect of the Acquired Assets (the “Auction”), and (ii) the Purchaser must provide adequate assurance of future performance under the Assigned Contracts included in the Acquired Assets.

(b) Intentionally omitted.

(c) The Sellers shall use commercially reasonable efforts to obtain entry of the Sale Order.

(d) In the event an appeal is taken or a stay pending appeal is requested, from the Sale Order, the Sellers shall promptly notify the Purchaser of such appeal or stay request and shall promptly provide to the Purchaser a copy of the related notice of appeal or order of stay. The Sellers shall also provide the Purchaser with written notice of any motion or application filed in connection with any appeal from either of such orders.

(e) From and after the Effective Date, the Sellers shall not take any action that is intended to result in, or fail to take any action the intent of which failure to act would result in, the reversal, voiding, modification or staying of the Sale Order.

(f) If an Auction is conducted and the Purchaser is not the Successful Bidder at the conclusion of such Auction, the Purchaser shall be required to serve as the back-up bidder if the Purchaser is the next highest or otherwise next best bidder at the Auction (such party that is the next highest or otherwise best bidder at the Auction, the “Back-Up Bidder”) and, if the Purchaser is the Back-Up Bidder, the Purchaser shall be required to keep their bid to consummate the transactions contemplated by this Agreement on the terms and conditions set forth in this Agreement (as the same may be improved upon by the Purchaser in the Auction) open and irrevocable until the earliest to occur of (i) 5:00 p.m. (prevailing Eastern Time) on the date that is sixty (60) days after the date of entry of a sale order with respect to the Business, which date will be extended for an additional sixty (60) days if the only condition to closing the transaction with the Successful Bidder that remains outstanding on the sixtieth (60th) day after entry of such sale order is satisfaction of regulatory approvals required under the acquisition agreement between the Sellers and the Successful Bidder, (ii) the closing of the transaction with the Successful Bidder and (iii) the date on which this Agreement is terminated in accordance with Section 7.1. The Purchaser agrees that if the Purchaser is the Back-Up Bidder, any order approving a sale of some or all of the Acquired Assets to the Successful Bidder shall, subject to approval by the Bankruptcy Court, provide that if the Successful Bidder fails to consummate the sale transaction, the Purchaser shall be deemed to have the new prevailing bid, and the Sellers shall be authorized, without further order of the Bankruptcy Court, to consummate the transactions contemplated by this Agreement on the terms and conditions set forth in this

Agreement (as the same may be improved upon by the Purchaser in the Auction) with the Purchaser.

(g) The Purchaser agrees to use its commercially reasonable efforts to obtain approval of this Agreement and the sale of the Acquired Assets by the Bankruptcy Court, including by providing adequate assurance of future performance under the Assigned Contracts included in the Acquired Assets; provided, that the Purchaser shall not be required pursuant to this Section 5.7(g) to pay any fee, cost or expense or incur any other liability to a counterparty to an Assigned Contract in order to provide such adequate assurance of future performance.

Section 5.8 Bankruptcy Filings. From and after the Effective Date, the Sellers shall use reasonable efforts to provide such prior notice as may be reasonable under the circumstances before filing any papers in the Chapter 11 Cases that relate, in whole or in part, to this Agreement or to the Purchaser. The Sellers’ inadvertent failure to comply with this Section 5.8 shall not constitute a breach under this Agreement.

Section 5.9 Intentionally omitted.

Section 5.10 Bidding Procedures; Superior Offers. The bidding procedures to be employed with respect to this Agreement shall be those reflected in the Bidding Procedures Order. Subject to Section 5.20, the Purchaser agrees and acknowledges that the Sellers and their representatives and Affiliates are and may continue soliciting inquiries, proposals or offers for the Business and the Acquired Assets in connection with alternative transactions pursuant to the terms of the Bidding Procedures Order and agree and acknowledge that the bidding procedures contained in the Bidding Procedures Order may be supplemented by other customary procedures not inconsistent with the matters otherwise set forth herein and the terms of this Agreement.

Section 5.11 Communications with Customers and Suppliers. Prior to the Closing, the Purchaser shall not, and shall cause its Affiliates and representatives not to, contact, or engage in any discussions or otherwise communicate with, the Sellers’ customers, suppliers, licensors, licensees and other Persons with which the Sellers have material commercial dealings without obtaining the prior consent of the Sellers (other than any such communication in the ordinary course of business of the Purchaser and its Affiliates without reference to or any purpose relating to the Business, the Acquired Assets, the Assumed Liabilities or the transactions contemplated by this Agreement).

Section 5.12 Post-Closing Books and Records. For a period of seven (7) years after the Closing Date (or such longer period as may be required by any Governmental Entity, applicable Order or Law or any ongoing Action):

(a) the Purchaser shall not dispose of or destroy any of the business records and files relating to the Business transferred to it hereunder; and

(b) the Purchaser shall allow the Sellers and any of their directors, officers, employees, financial advisors, legal counsel, accountants, consultants and other authorized representatives access to all business records and files of the Sellers or the Business that are transferred to the Purchaser hereunder, which are reasonably required by the Sellers for purposes related to the Chapter 11 Cases, the wind-down of the operations of the Sellers, the functions of any trusts or other successors to the Sellers, Tax matters and other reasonable business purposes, during regular business hours and upon reasonable prior notice, and the Sellers shall have the right to make copies of any such records and files.

Notwithstanding the foregoing, during such period, the Purchaser may dispose of any such business records or files of the Business which are offered to, but not accepted by, the Sellers within ninety (90) days of receipt of such offer.

Section 5.13 Parent Confidentiality Agreements; Post-Closing Confidentiality.

(a) As of the Closing, the Purchaser’s obligations under the Confidentiality Agreement related to (i) non-use, non-disclosure and return or destruction of Evaluation Material (as defined in the Confidentiality Agreement) to the extent related to the Business, the Acquired Assets and the Assumed Liabilities shall terminate and (ii) non-solicitation of employees of the Sellers shall terminate. All other provisions of the Confidentiality Agreement shall remain in full force and effect in accordance with their terms.

(b) Effective at the Closing, the Parent hereby assigns to the Purchaser the rights under the Parent Confidentiality Agreements to enforce the non-use, non-disclosure and return or destruction of Evaluation Material (as such term is defined in the Parent Confidentiality Agreements) to the extent related to the Business, the Acquired Assets and the Assumed Liabilities; provided, that the Parent retains all other rights and remedies thereunder. The Parent expressly disclaims any representation or warranty as to the enforceability of any of such assigned provisions.

(c) For a period of five (5) years following the Closing Date, the Sellers shall not, and shall cause their Affiliates and their respective directors and officers not to, disclose to any Person other than the directors, officers, employees and authorized representatives of the Purchaser and its Affiliates, or use or otherwise exploit for their benefit, any Confidential Information, except (i) pursuant to any Order, as required in any Action or as otherwise required by applicable Law, (ii) to enforce its rights and remedies under this Agreement or (iii) disclosure of Confidential Information in connection with the Chapter 11 Cases shall not constitute a breach of this Section 5.13(c). “Confidential Information” shall mean any proprietary or confidential information to the extent related to the Business, the Acquired Assets or the Assumed Liabilities, excluding any information that (x) is (as of the Closing Date) or becomes generally available to the public other than as a result of a breach of this Section 5.13(c) or (y) becomes available to the Sellers, their Affiliates or their respective directors and officers after the Closing Date on a non-confidential basis from a source other than the Purchaser or its Affiliates, provided that such source is not, to the knowledge of the Sellers, bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Purchaser or its Affiliates or any other party with respect to such information.

Section 5.14 Payments Received. The Sellers and the Purchaser each agree that after the Closing they will hold and will promptly transfer and deliver to the other, from time to time as and when received by them or their respective Subsidiaries, any cash, checks with appropriate endorsements (using their best efforts not to convert such checks into cash) or other property that they may receive on or after the Closing which properly belongs to the other party hereto or its Subsidiaries and will account to the other for all such receipts.

Section 5.15 Use of Names and Marks. The Purchaser acknowledges and agrees that, notwithstanding the transfer of Intellectual Property included in the Acquired Assets, (a) the Sellers will continue using their current corporate names during the pendency of the Chapter 11 Cases and any additional time during which the Sellers wind down their affairs, and (b) the Sellers shall be entitled to refer to names and marks included in the Acquired Assets in filings with Governmental Entities, for factual or historical reference and for any other purposes that do not constitute trademark infringement and are not otherwise prohibited by applicable Law.

Section 5.16 Excess Sales. In the event that (a) net sales, determined as of immediately prior to the Closing in a manner consistent with the Sellers’ past practices, recognized with respect to sales of Krystexxa during the period from August 1, 2013 through and including the Closing Date exceeds (b) the product of (i) the number of days elapsed during the period from August 1, 2013 through and including the Closing Date and (ii) $115,000.00 (the amount of any such excess, the “Excess Sales Amount”), the Purchaser may reduce the Purchase Price by the Excess Sales Amount.

Section 5.17 Marketing Authorization. Notwithstanding any other provision of this Agreement, the parties hereto shall use their respective commercially reasonable efforts, and cooperate with each other, to effect the transfer by Savient Pharma Ireland Limited (as the holder of the centralized marketing authorization) (or any liquidator appointed with respect to Savient Pharma Ireland Limited), of the marketing authorization already granted by the European Commission with respect to the drug product Krystexxa to the Purchaser or its designee at or following the Closing, for $10,000, to be paid concurrently with such transfer by wire transfer of immediately available funds to an account or accounts designated by Savient Pharma Ireland Limited (or any liquidator appointed with respect to Savient Pharma Ireland Limited), pursuant to a sale document that includes an agreement of the transferor to execute and deliver such other instruments of conveyance, transfer or assumption, as the case may be, and take such other action as may be reasonably requested to implement more effectively the conveyance and transfer of the marketing authorization to the transferee; provided that (a) the inability or failure to effect such transfer as of the Closing shall in no event delay the Closing or be deemed to result or contribute to the failure of any condition to Closing; (b) nothing in this Section 5.17 shall prohibit or delay the Sellers or any of their Affiliates from ceasing operations or winding up its affairs following the Closing or implementing any of the matters set forth at item 1 of Section 5.1 of the Seller Disclosure Schedule. In furtherance of the foregoing sentence, the parties hereto shall cooperate with each other in communicating with the European Medicines Agency with the goal of preventing suspension or termination of the marketing authorization already granted by the European Commission with respect to the drug product Krystexxa; provided that neither Seller nor any of its Affiliates shall be required to pay any fee, cost or expense or incur any other liability in connection with such cooperation (unless any such fee, cost or expense is paid directly or advanced by the Purchaser).

Section 5.18 Financing.

(a) The Purchaser shall use its reasonable best efforts to obtain the Financing on the terms and conditions set forth in the Commitment Letter (or terms, including with respect to the conditionality thereof, not materially less favorable to the Purchaser than the terms and conditions in the Commitment Letter), including by (i) maintaining in effect the Commitment Letter, (ii) ensuring the accuracy of all representations and warranties of the Purchaser set forth in the Commitment Letter, (iii) complying with all covenants and agreements of the Purchaser set forth in the Commitment Letter, (iv) satisfying on a timely basis all conditions applicable to the Purchaser set forth in the Commitment Letter that are within its control and (v) consummating the Financing at or prior to the Closing. In the event that the conditions to the Purchaser’s obligations under this Agreement have been satisfied or waived (or will be satisfied as of the Closing), the Purchaser shall use its reasonable best efforts to cause the Sponsors to fund on the Closing Date the Financing required to consummate the transactions contemplated by this Agreement and otherwise enforce its rights under the Commitment Letter.

(b) The Purchaser shall keep the Sellers reasonably informed concerning material developments relating to the Financing and shall give the Sellers prompt notice of any material adverse change with respect to the Financing. Without limiting the foregoing, the Purchaser agrees to notify the Sellers promptly, and in any event within one (1) Business Day, if at any time prior to the Closing Date (i) the Commitment Letter expires or is terminated for any reason (or if any person attempts or purports in writing to terminate the Commitment Letter, whether or not such attempted or purported termination is valid), (ii) a Sponsor refuses to provide or expresses an intent to refuse to provide all or any portion of the Financing contemplated by the Commitment Letter on the terms set forth therein or (iii) the Purchaser no longer believes in good faith that it will be able to obtain all or any portion of the Financing on substantially the terms described in the Commitment Letter. Without the prior written consent of the Sellers, the Purchaser shall not, nor shall it permit any of its Affiliates to, enter into any merger, acquisition, joint venture, disposition or debt or equity financing that would reasonably be expected to impair, delay or prevent consummation of all or any portion of the Financing. Without the prior written consent of the Sellers, the Purchaser shall not amend or alter, or agree to amend or alter, the Commitment Letter in any manner that would reasonably be expected to impair, delay or prevent the Closing or make the funding of the Financing less likely to occur. If all or any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, the Purchaser shall use its reasonable best efforts to arrange to promptly obtain such Financing from alternative sources on terms, including with respect to the conditionality thereof, not materially less favorable to the Purchaser than the terms and conditions in the Commitment Letter and in an amount sufficient, when added to the portion of the Financing that is otherwise available, to pay in cash all amounts required to be paid by it in connection with the transactions contemplated by this Agreement, including the Purchase Price and all payments, fees and expenses of the Purchaser related to or arising out of the transactions contemplated by this Agreement.

(c) The Sellers shall use their commercially reasonable efforts to provide the Purchaser with such cooperation in connection with the arrangement of the Financing or any debt financing sought by the Purchaser in connection with the transactions contemplated hereby as may be reasonably requested by the Purchaser, provided that (i) such requested cooperation does not unreasonably interfere with the operations of the Sellers or the administration of the Chapter 11 Cases and (ii) neither Seller nor any of its Affiliates shall be required to pay any fee, cost or expense or incur any other liability in connection with the Financing or any such debt financing (unless any such fee, cost or expense is paid directly or advanced by the Purchaser). All non-public or otherwise confidential information regarding the Sellers or the Business obtained pursuant to this Section 5.18(c) shall be kept confidential in accordance with the Confidentiality Agreement.

Section 5.19 Assistance with Transition of the Business. Subject to applicable Law, from and after the Closing through and including January 31, 2014, the Sellers covenant and agree to provide to the Purchaser and its officers, employees, legal counsel, accountants, consultants and other authorized representatives, such reasonable support services in connection with the transfer of the Acquired Assets and the Assumed Liabilities and the transition of the Business related thereto to the Purchaser, including associated transition of knowledge and information, access to historical financial information, data bases and information technology systems and assistance with communications to regulatory authorities; provided, that nothing in this Section 5.19 shall require the Sellers or any of their Affiliates to make any expenditure or incur any obligation on their own or on behalf of the Purchaser, other than the Sellers’ cost of retaining the employees identified on Schedule 5.19, unless funds in the full amount thereof are advanced to the Sellers in cash. The Purchaser understands that the only employees of the Sellers whom the Sellers are endeavoring to retain following the Closing Date are the employees identified on Schedule 5.19 (which employees have been provided with an incentive arrangement with the goal of retaining them until January 31, 2014).

Section 5.20 Exclusivity. If an Auction is conducted and the Purchaser is the Successful Bidder at the conclusion of such Auction, then from and after the conclusion of such Auction, unless otherwise required pursuant to the Sellers’ fiduciary duties, none of the Sellers shall, and Sellers shall cause each of their respective Affiliates, representatives, officers, employees, directors and agents not to, directly or indirectly, (i) submit, solicit, initiate, encourage or discuss any proposal or offer from any Person (other than the Purchaser and its Affiliates in connection with the transactions contemplated hereby) or enter into any agreement or accept any offer relating to or consummate any purchase or sale of any assets of the Business (other than the purchase and sale of inventory in the ordinary course of business) or any similar transaction or business combination involving the Business or its assets (each of the foregoing transactions, a “Business Transaction”) or (ii) furnish any information with respect to, assist or participate in or facilitate in any other manner any effort or attempt by any Person (other than the Purchaser and its Affiliates) to do or seek to do any of the foregoing, except in each case to the extent necessary to seek approval of the Back-Up Bidder as the Back-Up Bidder. The Sellers agree to notify the Purchaser immediately if any Person makes any proposal, offer, inquiry or contact with respect to a Business Transaction.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions Precedent to Obligation of the Sellers and the Purchaser. The respective obligations of each party hereto to effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) the Sale Order shall have been entered by the Bankruptcy Court and the Sale Order shall have become a Final Order;

(b) the waiting period (and any extensions thereof) under the HSR Act (if applicable to the Acquisition) shall have expired or been terminated; and

(c) no Governmental Entity of competent jurisdiction shall have enacted, enforced or entered any Law or final and non-appealable Order that is in effect on the Closing Date and prohibits the consummation of the Closing.

Section 6.2 Conditions Precedent to Obligation of the Sellers. The obligation of the Sellers to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver by the Sellers at or prior to the Closing of the following conditions:

(a) the Purchaser shall have performed in all material respects the covenants under this Agreement required to be performed by the Purchaser at or prior to the Closing; and

(b) the representations and warranties of the Purchaser contained in this Agreement shall be true and correct as of the Closing Date as if made at and as of such date (except to the extent such representations and warranties speak as of another date, in which case such representations and warranties shall be true and correct as of such other date), except where the failure of such representations and warranties to be so true and correct (disregarding any exception or qualification in such representations and warranties relating to “material” or “materiality”) would not, individually or in the aggregate, materially impair or materially delay the Purchaser’s ability to perform its obligations under this Agreement.

Section 6.3 Conditions Precedent to Obligation of the Purchaser. The obligation of the Purchaser to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver by the Purchaser at or prior to the Closing of the following conditions:

(a) the Sellers shall have performed in all material respects the covenants under this Agreement required to be performed by the Sellers at or prior to the Closing; and

(b) the representations and warranties of the Sellers contained in this Agreement (other than Section 3.8(b)) shall be true and correct as of the Closing Date as if made at and as of such date (except to the extent such representations and warranties speak as of another date, in which case such representations and warranties shall be true and correct as of such other date), except where the failure of such representations and warranties to be so true and correct (disregarding any exception or qualification in such representations and warranties (other than Section 3.8(b)) relating to “material,” “materiality” or “Material Adverse Effect”) would not, individually or in the aggregate, have a Material Adverse Effect; and the representation and warranty of the Sellers contained in Section 3.8(b) shall be true and correct as of the Closing Date as if made at and as of such date.

ARTICLE VII

TERMINATION

Section 7.1 Termination Events. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written consent of the Parent and the Purchaser;

(b) by either the Parent or the Purchaser, by giving written notice of such termination to the other, if a Governmental Entity of competent jurisdiction shall have enacted, enforced or entered any Law or a final and non-appealable Order shall be in effect that prohibits the consummation of the Closing; provided, that the party hereto seeking to terminate this Agreement shall have used reasonable best efforts to have any such Law declared invalid or inapplicable or Order vacated;

(c) by either the Parent or the Purchaser, by giving written notice of such termination to the other, if the Closing shall not have occurred prior to the earlier to occur of (i) April 30, 2014 and (ii) the date that is sixty (60) days after entry of the Sale Order; provided, that the date on which this Agreement may be terminated pursuant to clause (ii) of this Section 7.1(c) shall be extended for an additional sixty (60) days if as of such date all conditions to the Closing set forth in Article VI shall have been satisfied or waived or shall be capable of being satisfied at the Closing (but subject to the satisfaction or waiver at or prior to the Closing of all such conditions), except for Section 6.1(b) or, solely in respect of the HSR Act, Section 6.1(c); provided, further, that a party may not terminate pursuant to this Section 7.1(c) if the failure of the Closing to occur prior to such date results from the failure of the party hereto seeking to terminate this Agreement to materially perform any of its obligations under this Agreement required to be performed by it at or prior to the Closing;

(d) by the Purchaser in the event of (i) any breach by the Sellers of any of their covenants, representations or warranties contained in this Agreement, which breach would (if occurring or continuing as of the Closing) give rise to the failure of a condition to the Closing set forth in Section 6.3, or (ii) any material breach by the Sellers of the Sale Order, and in either case, the failure of the Sellers to cure such breach within fourteen (14) days after receipt of the Purchaser Termination Notice; provided, that (A) the Purchaser is not itself in material breach of its covenants, representations or warranties contained in this Agreement or the provisions of the Sale Order, (B) the Purchaser notifies the Sellers in writing (the “Purchaser Termination Notice”) of its intention to exercise its rights under this Agreement as a result of the breach and (C) the Purchaser specifies in such Purchaser Termination Notice the covenant, representation or warranty contained in this Agreement or the provision of the Sale Order of which the Sellers are allegedly in breach;

(e) by the Parent in the event of (i) any breach by the Purchaser of any of its covenants, representations or warranties contained in this Agreement, which breach would (if occurring or continuing as of the Closing) give rise to the failure of a condition to the Closing set forth in Section 6.2, or (ii) any material breach by the Purchaser of the Sale Order, and in either case, the failure of the Purchaser to cure such breach within fourteen (14) days after receipt of the Seller Termination Notice; provided, that (A) the Sellers are not themselves in material breach of their covenants, representations or warranties contained in this Agreement or the provisions of the Sale Order, (B) the Parent notifies the Purchaser in writing (the “Seller Termination Notice”) of its intention to exercise its rights under this Agreement as a result of the breach and (C) the Parent specifies in such Seller Termination Notice the covenant, representation or warranty contained in this Agreement or the provision of the Sale Order of which the Purchaser is allegedly in breach;

(f) intentionally omitted;

(g) intentionally omitted; or

(h) by the Parent, by giving written notice of such termination to the Purchaser, if a Sponsor has withdrawn or terminated the Commitment Letter and the Purchaser has not entered into a commitment letter with respect to replacement Financing in accordance with Section 5.18(b) within ten (10) Business Days following such withdrawal or termination.

Section 7.2 Effect of Termination.

(a) Except as otherwise provided in this Section 7.2, in the event of termination of this Agreement by either party hereto in accordance with Section 7.1, all rights and obligations of the parties under this Agreement shall terminate without any liability of any party to any other parties hereto, except for liability for fraud or intentional breach of this Agreement prior to such termination. The provisions of clause (a) of Section 5.2, Section 5.9, this Section 7.2 and Article VIII (other than Sections 8.1 and 8.2) shall expressly survive the termination of this Agreement.

(b) Intentionally omitted.

(c) In the event of termination of this Agreement pursuant to Section 7.1(a), Section 7.1(b), Section 7.1(c) or Section 7.1(d), the Purchaser and the Parent shall, within two (2) Business Days following such termination, provide joint written instructions to the Escrow Agent directing the Escrow Agent to promptly release the Deposit Funds to the Purchaser.

(d) If this Agreement is terminated pursuant to Section 7.1(e) or Section 7.1(h), then the Purchaser and the Parent shall, within two (2) Business Days following such termination, provide joint written instructions to the Escrow Agent directing the Escrow Agent to promptly release the Deposit Funds to the Parent.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Tax Matters.

(a) All sales, use, excise, transfer, documentary, conveyance and other similar Taxes (“Transfer Taxes”), if any, payable in connection with the sale, conveyance, assignments, transfers and deliveries with respect to real or personal property to be made to the Purchaser hereunder shall be borne by the Purchaser and paid when due. The Purchaser shall be responsible for preparing and filing Tax Return with respect to Transfer Taxes and shall file all such Tax Returns when due.

(b) The Sellers and the Purchaser shall promptly provide each other with any reasonably requested information for purposes of determining any Tax liability in respect of the Business, any Acquired Asset or any Assumed Liability, and shall otherwise make available to each other all information, records, or documents relating to liabilities for Taxes in respect of the Business, the Acquired Assets and the Assumed Liabilities. The Sellers and the Purchaser shall preserve all such information, records and documents until the expiration of any statute of limitations or extensions thereof.

(c) As to any Acquired Asset acquired by the Purchaser, the Sellers and the Purchaser shall apportion the liability for real and personal property Taxes, ad valorem Taxes, and similar Taxes (“Periodic Taxes”) for all Tax periods including but not beginning or ending on the Closing Date applicable to such Acquired Asset (all such periods of time being hereinafter called “Proration Periods”). The Periodic Taxes described in this Section 8.1(c) shall be apportioned between the Sellers and the Purchaser as of the Closing Date, with the Purchaser liable for that portion of the Periodic Taxes equal to the Periodic Tax for the Proration Period multiplied by a fraction, the numerator of which is the number of days remaining in the applicable Proration Period on and after the Closing Date, and the denominator of which is the total number of days covered by such Proration Period. The Sellers shall be liable for that portion of the Periodic Taxes for a Proration Period for which the Purchaser is not liable under the preceding sentence. The Purchaser and the Sellers shall pay or be reimbursed for Periodic Taxes (including instances in which such Periodic Taxes have been paid before the Closing Date) on this prorated basis at Closing. To the extent the liability for Periodic Taxes for a certain Proration Period or pre-Closing Tax period is not determinable at the time of Closing or such Periodic Taxes are charged in arrears, such Periodic Taxes shall be prorated for such Proration Period, or, in the case of Periodic Taxes for a pre-Closing Tax period, the amount shall be determined for purposes of this Agreement, based on the most recent ascertainable full tax year without adjustment. The party hereto responsible under applicable Law for paying a Tax described in this Section 8.1(c) shall be responsible for administering the payment of such Tax. For purposes of this Section 8.1(c), the Proration Period for ad valorem Taxes and real and personal property Taxes shall be the fiscal period for which such Taxes were assessed by the applicable Tax jurisdiction.

(d) The Sellers, on the one hand, or the Purchaser, on the other hand, as the case may be (the “Reimbursing Party”), shall provide reimbursement for any Tax paid by the other (the “Paying Party”), all or a portion of which is the responsibility of the Reimbursing Party in accordance with the terms of this Section 8.1 or which represents an overpayment for Taxes by the Paying Party. Within a reasonable time prior to the payment of any such Tax, the Paying Party shall give notice to the Reimbursing Party of the Tax payable and the Paying Party’s and Reimbursing Party’s respective liability therefor, although failure to do so will not relieve the Reimbursing Party from its liability hereunder except to the extent the Reimbursing Party is prejudiced thereby.

Section 8.2 Bulk Sales. The Purchaser hereby waives compliance by the Sellers and their Affiliates with the requirements and provisions of any “bulk-transfer” laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Acquired Assets to the Purchaser.

Section 8.3 Survival of Representations, Warranties and Covenants. No representations or warranties in this Agreement or in any Ancillary Document shall survive the Closing. No covenants in this Agreement or in any Ancillary Document shall survive the Closing except to the extent the terms thereof expressly contemplate performance following the Closing.

Section 8.4 Public Announcements. Unless otherwise required by applicable Law or by obligations of the Sellers or the Purchaser or their respective Affiliates pursuant to any listing agreement with or rules of any securities exchange, the Sellers and the Purchaser shall consult with each other before issuing any other press release or otherwise making any public statement with respect to this Agreement, the transactions contemplated hereby or the activities and operations of the other and shall not issue any such release or make any such statement without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned or delayed).

Section 8.5 Notices. All notices, requests, claims, demands or other communications hereunder shall be deemed to have been duly given and made if in writing and (a) at the time personally delivered if served by personal delivery upon the party hereto for whom it is intended, (b) at the time received if delivered by registered or certified mail (postage prepaid, return receipt requested) or by a national courier service (delivery of which is confirmed), or (c) upon confirmation if sent by facsimile; in each case to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

(a) if to:

the Purchaser, to:

Crealta Pharmaceuticals LLC
150 S. Saunders Rd., Suite 130
Lake Forest, Illinois 60045
Facsimile:	(847) 234-0019
Attention:	Edward J. Fiorentino, Chairman and Chief
Executive Officer

with copies (which shall not constitute notice) to:

GTCR LLC
300 N. LaSalle Street, Suite 5600
Chicago, Illinois 60654
Facsimile:	(312) 382-2201
Attention:	Constantine S. Mihas and Benjamin J. Daverman

and

Kirkland & Ellis LLP
300 N. LaSalle Street, Suite 5600
Chicago, Illinois 60654
Facsimile:	(312) 862-2200
Attention:	Sanford E. Perl, P.C. and Michael H. Weed, P.C.

and

(b) if to the Sellers, to

Savient Pharmaceuticals, Inc.
400 Crossing Blvd, 3rd Floor
Bridgewater, New Jersey 08807
Facsimile:	(732) 565-4855
Attention:	Philip K. Yachmetz,
Co-President and Chief Business Officer

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, Massachusetts 02108
Facsimile:	(617) 573-4822
Attention:	Graham Robinson

and

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York City, New York 10036
Facsimile:	(212) 735-2000
Attention:	Ken Ziman and David Turetsky

Section 8.6 Descriptive Headings; Interpretative Provisions. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to Articles, Sections, Exhibits and

Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on other than a Business Day, the party hereto having such right or duty shall have until the next Business Day to exercise such right or discharge such duty. Unless otherwise indicated, the word “day” shall be interpreted as a calendar day. References to “dollars” or “$” mean United States dollars, unless otherwise clearly indicated to the contrary. No summary of this Agreement prepared by or on behalf of any party hereto shall affect the meaning or interpretation of this Agreement.

Section 8.7 No Strict Construction. The Sellers and the Purchaser participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Sellers and the Purchaser, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement. Without limitation as to the foregoing, no rule of strict construction construing ambiguities against the draftsperson shall be applied against any person with respect to this Agreement.

Section 8.8 Entire Agreement; Assignment. This Agreement, the Ancillary Documents and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, among the parties hereto or any of them, with respect to the subject matter hereof and thereof. Neither this Agreement nor any of the rights, interests or obligations under it may be directly or indirectly assigned, delegated, sublicensed or transferred by any of the parties hereto, in whole or in part, to any other Person by operation of law or otherwise, without the prior written consent of the other parties, and any attempted or purported assignment in violation of this Section 8.8 will be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors and permitted assigns.

Section 8.9 Governing Law; Submission of Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the rules of conflict of laws of the State of Delaware or any other jurisdiction. Each of the parties hereto irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Bankruptcy Court for any litigation arising out of or relating to this Agreement and the transactions contemplated thereby (and agrees not to commence any litigation relating thereto except in the Bankruptcy Court), and waives any objection to the laying of venue of any such litigation in the Bankruptcy Court. Each party hereto hereby consents to service of process in the manner and at the address set forth in Section 8.5. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION ARISING OUT OF OR

RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.10 Expenses. Except as otherwise expressly provided herein, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated thereby shall be paid by the party hereto incurring such expenses.

Section 8.11 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of all the parties hereto.

Section 8.12 Waiver. At any time prior to the Closing, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.13 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

Section 8.14 Severability; Validity; Parties in Interest. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other Persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable. Nothing in this Agreement, express or implied, is intended to confer upon any Person not a party to this Agreement any rights or remedies of any nature whatsoever under or by reason of this Agreement.

Section 8.15 Specific Performance. Each of the parties hereto recognizes that if the other party breaches this Agreement or refuses to perform under the provisions of this Agreement, monetary damages alone would not be adequate to compensate the non-breaching party for its injuries. The Sellers and the Purchaser shall therefore be entitled, in addition to any other remedies that may be available, to obtain specific performance of the terms of this Agreement, without posting bond or other undertaking. If any action is brought by the Sellers or the Purchaser to enforce this Agreement, the Purchaser or the Sellers, as applicable, shall waive the defense that there is an adequate remedy at Law.

ARTICLE IX

DEFINITIONS

As used herein, the terms below shall have the following meanings:

“Acquired Assets” has the meaning set forth in Section 1.1.

“Acquisition” has the meaning set forth in the Recitals.

“Action” means any claim, charge, action, suit, arbitration, mediation, inquiry, proceeding or investigation by any Person or Governmental Entity before any Governmental Entity or any arbitrator or mediator.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such Person.

“Agreement” has the meaning set forth in the Preamble and shall include the Exhibits and Schedules annexed hereto or referred to herein, including the Seller Disclosure Schedule.

“Ancillary Documents” means the Bill of Sale, Assignment and Assumption Agreement, Intellectual Property Assignment Agreement, Escrow Agreement and each other agreement, document or instrument (other than this Agreement) executed and delivered by the parties hereto in connection with the consummation of the transactions contemplated by this Agreement.

“Assigned Contracts” has the meaning set forth in Section 1.1(a).

“Assignment and Assumption Agreement” has the meaning set forth in Section 2.2(a)(iv).

“Assumed Liabilities” has the meaning set forth in Section 1.3.

“Auction” has the meaning set forth in Section 5.7(a).

“Back-Up Bidder” has the meaning set forth in Section 5.7(f).

“Bankruptcy and Equity Exceptions” has the meaning set forth in Section 3.3.

“Bankruptcy Code” has the meaning set forth in the Recitals.

“Bankruptcy Court” has the meaning set forth in the Recitals.

“Benefit Plan” means a plan, program, agreement or other arrangement providing for employment, compensation, retirement, deferred compensation, severance, separation, relocation, repatriation, expatriation, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement or other pension or welfare benefits, whether written or unwritten, including each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, which is or has been sponsored, maintained, contributed to, or required to be contributed to by the Sellers or any of their Subsidiaries and any trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with the Sellers or any of their Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code for the benefit of any employee or former employee of the Sellers or any of their Subsidiaries.

“Bidding Procedures” means the bid procedures approved by the Bankruptcy Court on November 4, 2013.

“Bill of Sale” has the meaning set forth in Section 2.2(a)(i).

“Business” has the meaning set forth in the Recitals.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in New York City, New York are authorized or required by Law or Order to close.

“Business Transaction” has the meaning set forth in Section 5.20.

“Chapter 11 Cases” has the meaning set forth in the Recitals.

“Closing” has the meaning set forth in Section 2.1.

“Closing Date” has the meaning set forth in Section 2.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” has the meaning set forth in Section 5.13(c).

“Confidentiality Agreement” means that certain confidentiality agreement, dated as of July 29, 2013, by and between the Parent and the Purchaser.

“Commitment Letter” has the meaning set forth in Section 4.6(b).

“Contract” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement or other contract, agreement, obligation, commitment or instrument that is legally binding.

“Cure Costs” has the meaning set forth in Section 5.6.

“Deposit Funds” has the meaning set forth in Section 1.6(b).

“Effective Date” means December 10, 2013.

“Encumbrance” means any charge, lien, claim, mortgage, lease, hypothecation, deed of trust, pledge, security interest, easement, servitude, encroachment, encumbrance or other similar restriction of any kind.

“Escrow Agent” has the meaning set forth in Section 1.6(b).

“Escrow Agreement” means the Escrow Agreement attached hereto as Exhibit E.

“Excess Sales Amount” has the meaning set forth in Section 5.16.

“Excluded Assets” has the meaning set forth in Section 1.2.

“Excluded Liabilities” has the meaning set forth in Section 1.4.

“FDA” has the meaning set forth in Section 3.13(b).

“Final Order” means an action taken or Order issued by the applicable Governmental Entity as to which: (i) no request for stay of the action or Order is pending, no such stay is in effect, and, if any deadline for filing any such request is designated by statute or regulation, it is passed, including any extensions thereof, (ii) no petition for rehearing or reconsideration of the action or Order, or protest of any kind, is pending before the Governmental Entity and the time for filing any such petition or protest is passed, (iii) the Governmental Entity does not have the action or Order under reconsideration or review on its own motion and the time for such reconsideration or review has passed, and (iv) the action or Order is not then under judicial review, there is no notice of appeal or other application for judicial review pending, and the deadline for filing such notice of appeal or other application for judicial review has passed, including any extensions thereof; provided, that a request for a stay, appeal, motion to rehear or reconsider or petition for certiorari referred to above shall, at the Sellers’ option, be disregarded for purposes of such clause if such request for a stay, appeal, motion to rehear or reconsider or petition for certiorari would not, individually or in the aggregate, and after giving effect to Section 363(m) of the Bankruptcy Code, reasonably be expected to result in the Purchaser being required to pay more than the Purchase Price (as the same may be improved upon by the Purchaser in the Auction).

“Financial Statements” has the meaning set forth in Section 3.6(a).

“Financing” has the meaning set forth in Section 4.6(b).

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any federal, state, provincial, local, county or municipal government, governmental, judicial, regulatory or administrative agency, commission, board, bureau or other authority or instrumentality, domestic or foreign.

“HSR Act” has the meaning set forth in Section 3.4.

“Intellectual Property” has the meaning set forth in Section 1.1(d).

“Intellectual Property Assignment Agreement” has the meaning set forth in Section 2.2(a)(iv).

“Knowledge of the Sellers” means the actual knowledge of: Philip Yachmetz, Co-President and Chief Business Officer; John Hamill, Co-President and Chief Financial Officer; Richard Crowley, Co-President and Chief Operating Officer; Bruce Yeager, Senior Vice President of Commercial Operations; Kenneth Bahrt, Senior Vice President and Chief Medical Officer; and David Gionco, Group VP of Finance and Chief Accounting Officer.

“Law” means any federal, state, local or foreign statute, law, ordinance, regulation, rule or code.

“Material Adverse Effect” means any event or condition that, individually or in the aggregate, results in a material adverse effect on the Acquired Assets or the Business, taken as a whole, excluding the effects of events or conditions, either alone or in combination, resulting from or arising out of (i) the Chapter 11 Cases, (ii) the Excluded Assets or the Excluded Liabilities, (iii) changes in general economic, financial or securities markets or geopolitical conditions, (iv) general changes or developments in macroeconomic conditions or the industries and markets in which the Business operates, (v) the entry into this Agreement, the announcement of the Acquisition, the identity of the Purchaser or the consummation of the transactions contemplated by this Agreement, including termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, licensors, licensees, partners or employees of the Business, (vi) any actions required to be taken or omitted by the Sellers under this Agreement or any action or omission by the Purchaser in breach of this Agreement, (vii) changes in (or proposals to change) any applicable Laws or applicable accounting regulations or principles or the enforcement or interpretation thereof, (viii) any outbreak or escalation of hostilities or war or any act of terrorism or natural disaster or act of God and (ix) any failure of the Business to meet any budgets, plans, projections or forecasts (internal or otherwise).

“Material Contracts” has the meaning set forth in Section 3.12(a).

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or award of a Governmental Entity.

“Parent” has the meaning set forth in the Preamble.

“Parent Confidentiality Agreements” means those agreements by and between the Parent, on the one hand, and Persons expressing an interest in acquiring an ownership interest in the Parent or the Business, on the other hand, with respect to the use and confidentiality of information about the Parent and its Affiliates and the Business and certain other obligations.

“Paying Party” has the meaning set forth in Section 8.1(d).

“Periodic Taxes” has the meaning set forth in Section 8.1(c).

“Permits” means any permit, approval, concession, grant, franchise, license and other approval of or by any Governmental Entity.

“Permitted Encumbrances” means, as related to the Acquired Assets (which, for the avoidance of doubt, excludes any Excluded Assets) and the Assumed Liabilities (which, for the avoidance of doubt, excludes any Excluded Liabilities), (i) statutory liens for current property Taxes and assessments not yet due and payable, including liens for ad valorem Taxes and statutory liens not yet due and payable, (ii) statutory liens and rights of set-off of landlords, banks, carriers, warehousemen, mechanics, repairmen, workmen, suppliers and materialmen, in each case, incurred in the ordinary course of business (A) for amounts not yet overdue, (B) for amounts that are overdue and that (in the case of any such amounts overdue for a period in excess of thirty (30) days) are being contested in good faith or (C) for amounts as to which payment and enforcement is stayed under the Bankruptcy Code or pursuant to orders of the Bankruptcy Court, (iii) purchase money liens and liens securing rental payments under capitalized lease obligations, (iv) rights of setoff or banker’s liens upon deposits of cash in favor of banks or other depositary institutions, (v) pledges or deposits under worker’s compensation, unemployment insurance and social security laws to the extent required by applicable Law, (vi) rights of third parties pursuant to ground leases, leases, subleases, licenses, concessions or similar agreements, (vii) easements, covenants, conditions, restrictions and other similar matters of record or imperfections of title with respect to real or personal property that do not individually or in the aggregate in any material respect interfere with the present use of the property subject thereto, (viii) local, county, state and federal ordinances, regulations, building codes or permits, now or hereafter in effect, relating to real property, (ix) restrictions or requirements set forth in any Permits relating to the Business, (x) violations, if any, arising out of the adoption, promulgation, repeal, modification or reinterpretation of any Order or Law which occurs subsequent to the Effective Date, (xi) Encumbrances caused by or resulting from the acts or omissions of the Purchaser or any of its Affiliates, employees, officers, directors, agents, contractors, invitees or licensees, (xii) encroachments, overlaps, boundary line disputes and any other matters which would be disclosed by an accurate survey and inspection of real property and that do not materially impair the use of real property for its intended purpose, (xiii) Encumbrances arising by operation of Law under Article 2 of any state’s Uniform Commercial Code (or successor statute) in favor of a seller of goods or buyer of goods, and (xiv) rights granted to any licensee of any Intellectual Property.

“Person” means any individual, corporation, partnership, limited partnership, joint venture, limited liability company, trust or unincorporated organization or Governmental Entity or any other entity.

“Petitions” has the meaning set forth in the Recitals.

“Petition Date” has the meaning set forth in the Recitals.

“Proration Periods” has the meaning set forth in Section 8.1(c).

“Purchase Price” has the meaning set forth in Section 1.6(a).

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Termination Notice” has the meaning set forth in Section 7.1(d).

“Reimbursing Party” has the meaning set forth in Section 8.1(d).

“Sale Order” means an Order of the Bankruptcy Court in substantially the form attached hereto as Exhibit F authorizing and approving the sale of the Acquired Assets to the Purchaser on the terms and conditions set forth herein.

“Seller” and “Sellers” have the meanings set forth in the Preamble.

“Seller Disclosure Schedule” has the meaning set forth in the introductory paragraph to Article III.

“Seller Subsidiary” has the meaning set forth in the Preamble.

“Seller Termination Notice” has the meaning set forth in Section 7.1(e).

“Sponsors” has the meaning set forth in Section 4.6(b).

“Subsidiary” means with respect to any Person, any other Person as to which it owns, directly or indirectly, or otherwise controls, more than fifty percent (50%) of the voting shares or other similar interests.

“Successful Bidder” has the meaning set forth in the Bidding Procedures.

“Tax” or “Taxes” means all taxes, assessments, duties, fees, levies, imposts or other similar charges, including all federal, state, or foreign income, environmental, franchise, transfer, sales, gross receipt, use, ad valorem, property, excise, severance, stamp, payroll, social security, employment, unemployment, withholding, and estimated taxes, and all additions to tax, penalties, and interest related thereto.

“Tax Return” means any tax return, filing or information statement required to be filed in connection with or with respect to any Tax.

“Transfer Taxes” has the meaning set forth in Section 8.1(a).

(Signature Page Follows)

IN WITNESS WHEREOF, the Sellers and the Purchaser have caused this Agreement to be executed on their behalf by their officers thereunto duly authorized, as of the date first above written.

SELLERS:

SAVIENT PHARMACEUTICALS, INC.

By:	/s/ Philip K. Yachmetz
	Name:	Philip K. Yachmetz
	Title:	Co-President and Chief Business Officer

SAVIENT PHARMA HOLDINGS, INC.

By:	/s/ Philip K. Yachmetz
	Name:	Philip K. Yachmetz
	Title:	Senior Vice President and General Counsel

PURCHASER:

CREALTA PHARMACEUTICALS LLC

By:	/s/ Edward J. Fiorentino
	Name:	Edward J. Fiorentino
	Title:	Chairman and Chief Executive Officer

(Signature Page to Acquisition Agreement)